FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

November 18, 2015
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO and SÉ SUPERMERCADOS LTDA.
MERGER PROTOCOL AND JUSTIFICATION of Sé Supermercados Ltda. into Companhia Brasileira de Distribuição

MERGER PROTOCOL AND JUSTIFICATION OF
SÉ SUPERMERCADOS LTDA. INTO COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By this private instrument:

(1)          COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly held company, with head offices in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luis Antônio, No. 3,142, CEP 01402-000, enrolled with the Corporate Taxpayers’ Registry (“CNPJ/MF”) under No. 47.508.411/0001-56, herein represented in accordance to its By-laws (“Merging Company”); and

(2)          SÉ SUPERMERCADOS LTDA., a limited liability company, with head offices in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luís Antônio, No. 3,172, Jardim Paulista, CEP 01402-002, enrolled with the CNPJ/MF under No. 01.545.828/0001-98, herein represented in accordance to its Articles of Association (“Merged Company” or “Sé” and, when jointly referred with the Merging Company, the “Parties” and, individually, a “Party”),

DECIDE, pursuant to the provisions of Articles 224, 225 and 227 of Law No. 6,404 dated December 15, 1976, as amended (“Brazilian Corporate Law”) and Articles 1,116 to 1,118 of Law 10,406 dated January 10, 2002, as amended (“Civil Code”), to enter into this Merger Protocol and Justification (“Protocol”), in order to regulate the terms and conditions applicable to the merger of the Merged Company into the Merging Company (“Merger”), subject to to the approvals mentioned in Section 4.2 below.

1             Purpose

The purpose of this Protocol is to set forth the basis of the Merger proposal to be discussed by the shareholders and the quotaholder of the Parties, as applicable. If the proposal subject of this Protocol is approved:

(i)            the Merging Company shall succeed the Merged Company in all its rights and obligations and all assets and liabilities of the Merged Company, will be transferred to the Merging Company; and

(ii)           the Merged Company will be extinguished and therefore the quotas of the Merged Company’s corporate capital will be extinguished and canceled, and the corporate capital of the Merging Company will remain unchanged, subject to the provisions set forth in Section 4.1.2.

2             Justification and interest of the Parties in carrying out the Merger

The management of the Parties understands that the Merger will offer patrimonial, legal and financial benefits, among which:

(i)            the optimization of the corporate structure of the group to which the Parties belong; and

(ii)           the reduction of costs in administrative areas and the fulfillment of ancillary obligations, creating synergies to be benefited from.

3             Appraisal

3.1         Appraisal. The Parties agree that, pursuant to the appraisal report attached hereto as Exhibit 3.1 (“Report”), the value of the Merged Company’s net equity was appraised by MAGALHÃES ANDRADE S/S AUDITORES INDEPENDENTES, enrolled with the Regional Accounting Council of the State of São Paulo, under No. 2SP000233/O-3 and with the CNPJ/MF under No. 62.657.242/0001-00, with head offices in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, No. 1,893, 6th floor, Jardim Paulistano (“Appraiser”), on the reference date of September 30, 2015, based on the balance sheet prepared by the management of the Merged Company on the same date and for this specific purpose. According to the Report, the value of the Merged Company’s net equity on September 30, 2015 corresponds, reflecting the effect of subsequent events as described in the Report, on the date of the Report, to two billions, seven hundred and thirteen million, thirty thousand, four hundred and six reais and sixty-four cents (R$ 2,713,030,406.64).

3.2         Changes in equity. In case the proposed Merger is approved, the changes in the equity of the Merged Company which occur after the base date of September 30, 2015 shall be absorbed by the Merging Company and duly registered in its financial statements.

3.3         Conflict. The Appraiser declared it has no direct or indirect interest in the companies involved in the Merger or, also, in relation to the Merger itself, which could prevent it from preparing or affect the preparation of the Report required for the purposes of the Merger.

4             General Aspects of the Merger

In case the Merger proposal is approved, the Merger shall be implemented as follows:

4.1         Corporate Capital

4.1.1        Current composition.

(i)            The corporate capital of the Merged Company is one billion, four hundred and forty-four million, one hundred and forty-one thousand, seven hundred and fifty-two reais and nine cents (BRL 1,444,141,752.09), divided into three hundred and sixty-six million, two hundred and sixty-seven thousand and thirty-four (366,267,034) quotas with par value of 3.94286577287 each, totally held by the Merging Company.

(ii)           The corporate capital of the Merging Company, fully subscribed and paid for, is six billion, eight hundred and six million, eighty-nine thousand, four hundred and fifty-four reais and eighty-one cents (BRL 6,806,089,454,81), divided into two hundred and sixty-five million, six hundred and ninety-nine thousand and seven hundred and seventy-nine (265,699,779) book entry shares without par value, of which (a) ninety-nine million, six hundred and seventy-nine thousand and eight hundred and fifty-one (99,679,851) common shares; and (b) one hundred and sixty-six million, nineteen thousand and nine hundred and twenty-eight (166,019,928) preferred shares.

4.1.2        Effects of the Merger in the Parties’ corporate capital and provisions related to the quotas held by the Merging Company in the Merged Company. On the date of the Merger:

(i)            the Merging Company shall fully absorb the net assets of Sé in exchange of the quotas held by it in Sé’s corporate capital, which will be canceled as a result of the Merger;

(ii)           the interest held by the Merging Company in Sé’s corporate capital shall be replaced in the balance sheet of the Merging Company by the assets and liabilities that comprise Sé’s net equity, by their respective book value; and

(iii)          the corporate capital of the Merging Company shall remain unchanged. Therefore, it is not necessary to establish any exchange ratio.

4.2         Conditions for the implementation of the Merger. The implementation of the Merger, the Appraiser indication and the approval of its Report and other terms and conditions of the Protocol are subject to the approval or ratification, as the case may be, of the board of directors and of the shareholders of the Merging Company and of the quotaholder of the Merged Company.

4.3         Effects of the Merger. In case the Merger is approved, the Merged Company shall be extinguished and universally succeeded by the Merging Company, without any interruption, in all its assets and liabilities, rights and obligations of any nature whatsoever.

4.4         Reimbursement amount. Considering that the Merging Company is the sole quotaholder of the Merged Company, withdrawal rights are not applicable.

4.5         Use of the corporate name. The Merged Company may continue to conduct the transactions, on its behalf, until all the registries are formalized and all authorizations required are obtained under the applicable legislation for the effectiveness of the Merger.

5             MISCELLANEOUS

5.1         Severability. A potential declaration of nullity or unenforceability of any of the provisions of this Protocol by any court shall not affect the validity and enforceability of the other, which shall be fully complied with. The Parties agree to use their best efforts to validly agree to obtain the same effects of the provision declared null or unenforceable.

5.2         Entire agreement, exhibits and amendments. This Protocol and its exhibits constitute the totality of understandings and agreements between the management of the Parties, as applicable, in relation to the matters agreed herein. This Protocol and its exhibits may only be modified or amended by means of a written instrument executed by all the managers of the Parties.

5.3         Filing. Once the Merger is approved by the Merging Company’s shareholders and by the Merged Company’s quotaholder, the management of the Merging Company’s shall file and publish all corporate acts related to the Merger.

5.4         Governing law. This Protocol shall be governed and construed in accordance with the laws of the Federative Republic of Brazil.

5.5         Recommendation. In view of the elements exposed, which include all the requirements of Articles 224 and 225 of the Brazilian Corporate Law, the Merger is deemed to serve the interests of the Parties involved, their shareholders and quotaholder, and therefore its implementation is recommended.

In witness whereof, the Parties execute this Merger Protocol and Justification in six (6) counterparts of the same content and effect in the presence of the two (2) witnesses signed below.

São Paulo, November 18, 2015.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

_________________________________ Ronaldo Iabrudi dos Santos Pereira Chief Executive Officer	____________________________________ Christophe José Hidalgo Vice Chief Executive and Finance Officer

SÉ SUPERMERCADOS LTDA.

_________________________________ Antônio Sérgio Salvador dos Santos Officer	_________________________________ Luiz Elísio Castello Branco de Melo Officer

Witnesses:

Name: ID: CPF/MF:	Name: ID: CPF/MF:

EXHIBIT 3.1
Report

SÉ SUPERMERCADOS LTDA.

Accounting appraisal report on book value for the purpose of merger

November 10, 2015                                  1 00 082/15

1

To the

Shareholders and Members of the companies

Companhia Brasileira de Distribuição and

Sé Supermercados Ltda.

MAGALHÃƒES ANDRADE S/C AUDITORES INDEPENDENTES, a Brazilian auditing and consulting company registered with the Regional Accountants' Board of the State of São Paulo under number 2SP000233/O-3, filed with the Brazilian Corporate Taxpayers' Roll under number 62.657.242/0001-00 and with head offices at Av. Brigadeiro Faria Lima, 1893 - 6th floor, Jardim Paulistano district, city of Sao Paulo, State of Sao Paulo, Brazil, appointed by you to act as an expert appraiser to perform the accounting appraisal of the net assets of Sé Supermercados Ltda., to be merged into the equity of Companhia Brasileira de Distribuição, complying with the due procedures and verifications as required to perform its duties, hereby submits the undersigned.

A P P R A I S A L   R E P O R T

attached hereto.

Sao Paulo, November 10, 2015.

MAGALHÃES ANDRADE S/C

External Auditors, accreditation number CRC2SP000233/O-3

GUY ALMEIDA ANDRADE

Partner

Accountant, accreditation number: CRC1SP116.758/O-3

2

A P P R A I S A L   R E P O R T

INTRODUCTION

1.     By means of this present transaction, Sé Supermercados Ltda. (SÉ or MERGED COMPANY) is merged into Companhia Brasileira de Distribuição (hereby, CBD or MERGING COMPANY).

2.     The present merger is part of a restructuring project of Grupo Pão de Açúcar (GPA), to which both parties above belong, and which chiefly aims at achieving considerable benefits of administrative, economic, and financial nature, primarily by rationalizing and simplifying the corporate structure of GPA, enabling operational and tax synergies.

3.     Therefore, the purpose of this APPRAISAL REPORT is to ascertain the book value of the net assets of SÉ, taking into account the company's financial position as of September 30, 2015.

4.     The Appraisal Report is hereby issued in connection with the audited balance sheets of the MERGED COMPANY, prepared for such purpose on September 30, 2015, as well as the summary of the significant accounting policies.

5.     The Management of SÉ is responsible for preparing and appropriately presenting the company's balance sheets pursuant to the accounting practices adopted in Brazil and by the internal controls it determined as necessary so that such balance sheets contain no significant discrepancies, whether caused by fraud or error.

6.     Our responsibility is to express an opinion on the net assets to be merged based on our audit, conducted in accordance with both Brazilian and international auditing standards. Such standards require compliance with ethical requirements by auditors and that the audit be planned and performed to obtain reasonable assurance that the financial statements are free from any relevant distortions.

7.     An auditing procedure involves performing selected procedures to obtain evidence on the amounts and disclosures made in the financial statements. Such selected procedures depend on the auditors' judgment, including the assessment of risks of material errors in the financial statements, whether due to fraud or error. In such risk assessment, the auditors consider the relevant internal controls to prepare and present appropriately the Company's financial statements to plan all the auditing procedures suitable under these circumstances, but not for the purpose of expressing an opinion on the effectiveness of those internal controls used by the Company. An auditing procedure also includes an evaluation of the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Management, as well as an evaluation of the overall presentation of the financial statements taken as a whole.

8.     We believe that the audit evidence is sufficient and appropriate to base our opinion.

3

FINANCIAL POSITION OF THE MERGED COMPANY

9.     The appraisal is made at the book value, pursuant to article 226 of Law 6,404/76 (the Brazilian Corporations Act) and CVM (Brazilian Securities and Exchange Committee) normative instructions numbers 319/99 and 320/99, based on the Company's financial position as shown in the balance sheets ascertained on September 30, 2015 prepared for such purpose, as submitted in ANNEX 1 and that is summarized as follows:

ASSETS (-)LIABILITIES NETWORTH	2,832,551,513.14 119,521,106.50 2,713,030,406.64

10.   Such balance sheets have been prepared according to the generally accepted accounting practices adopted in Brazil and complying with CVM standards;  in addition, the significant notes to financial statements used to prepare this report are shown in ANNEX 2. For appraisal purposes, the company's activities were considered according to the concept of continuity of normal business.

11.   The capital stock of SÉ is R$ 1,444,141,752.09 (one billion, four hundred and forty- four million, one hundred and forty-one thousand, seven hundred and fifty-two reais and nine cents of Brazilian Real), divided into 366,267,034 (three hundred and sixty-six million two hundred and sixty-seven thousand and thirty-four) shares, with the par value of R$ 3.94286577287 each, fully owned by the only partner or shareholder, CBD.

12.   As a result of the merger, the shares formerly held by SÉ will be cancelled.

EFFECTS ON THE MERGING COMPANY

17.  The balance sheets of CBD as of September 30, 2015 are shown in ANNEX 3 and its financial position as of that date is summarized below:

ASSETS	22,404,631,607.80
(-) LIABILITIES	11,938,459,857.16
NET WORTH	10,466,171,750.64

18.   CBD is the controlling entity of SÉ and registers such investment on its non-current assets, and evaluates it by the value of the investee's net assets (equity method).

19.   As already mentioned, CBD is the sole shareholder of SÉ.

20.   Outstanding balances, both of assets and liabilities, held between CBD and SÉ are shown in ANNEX 4 and will be eliminated upon the merger transaction.

21.   As a result of the merger, CBD's investment made in SÉ is reduced,  being replaced by the assets and liabilities of the MERGED COMPANY, as provided for in ANNEX 5 with no effect on CBD's net worth.

4

22.   ANNEX 5 also shows all the adjustments resulting from the merger and CBD'S balance sheets after such merger.

CONCLUSION

23.   In view of the aforementioned findings and statements, it is hereby concluded that the net worth of SÉ to be merged into Companhia Brasileira de Distribuição is that of R$ 2,713,030,406.64 (two billion, seven hundred and thirteen million, thirty thousand, four hundred and six Real, and sixty-four cents of Real). Such merger, however, does not cause any changes in the net worth of the MERGING COMPANY, as it is SÉ’s sole shareholder, and such amount is recorded in the MERGING COMPANY's assets as an investment, which is evaluated by the equity method in order to reflect the value of the net worth of SÉ, the subsidiary.

STATEMENTS

24.   The expert appraiser hereby expressly states, pursuant to section I, article 5 of CVM normative instructions No. 319 of December 3, 1999, does not have any interest, whether direct or indirect, in Companhia Brasileira de Distribuição or in Sé Supermercados Ltda., or even in this merger transaction, and there is not any other situation that could be deemed as a conflict of interest. The appraiser also reports, pursuant to section II, paragraph 5 of the aforementioned CVM normative instructions No. 319 that all of CBD’s and SÉ’s managers did not restrict, hinder or do any acts that could have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant for the quality of the conclusions made.

This Appraisal Report is issued in ten (10) counterparts of equal contents and it is composed of four (4) pages and five (5) annexes printed on one side only and initialed by the undersigned expert appraiser.

Sao Paulo (SP, Brazil), November 10, 2015.

MAGALHÃES ANDRADE S/C

External Auditors, accreditation number CRC2SP000233/O-3

GUY ALMEIDA ANDRADE

Partner

Accountant CRC1SP116.758/O-6

ANNEX 1
SÉ SUPERMERCADOS LTDA. Balance sheets prepared on September 30, 2015

(amounts stated in Brazilian Real)

ASSETS

Current Assets Cash	1,696,624.80
Investments with immediate liquidity	76,934,188.01
Customers	4,771,512.70
Accounts receivable from related parties	1,640,848.03
Third-party credit claims	10,785,312.04
Employees' credits	910,030.38
Recoverable taxes	10,890,587.13
Dividends receivable	34,195,396.15
Credit from suppliers	587,946.89
Inventories	56,814,111.76
Anticipated expenses	2,366,454.29
Total current assets	201,593,012.18
Noncurrent Assets
Subsidiaries' credit	2,391,766,560.47
People's credit	11,954.81
Recoverable taxes	1,585,839.34
Escrow deposits with courts of law	2,361,338.98
Other long-term credits	134,094.69
Investments	(0.01)
Net fixed assets	232,118,712.68
Intangible assets	2,980,000.00
Total noncurrent assets	2,630,958,500.96
TOTAL ASSETS	2,832,551,513.14

ANNEX 1 (continued)
SÉ SUPERMERCADOS LTDA. Balance sheets prepared on September 30, 2015

(amounts statedin BrazilianReal)

LIABILITIES AND NET WORTH

Current Assets

Loans and financing	7,088,171.75
Suppliers	64,425,683.99
Tax obligations	8,861,662.48
Labor-related obligations	8,492,667.53
Obligations with related parties	235,347.58
Other liabilities	3,120,306.09
Total current liabilities	92,223,839.42
Noncurrent Assets
Loans and financing	21,432,466.05
Contingencies	5,565,981.45
Financial instruments	298,819.58
Total noncurrent liabilities	27,297,267.08
TOTAL LIABILITIES	119,521,106.50
NET WORTH
Capital Stock	1,444,141,752.09
Capital reserves	319,250,542.37
Profits reserve	949,638,112.18
TOTAL NET WORTH	2,713,030,406.64
TOTAL LIABILITIES AND NET WORTH	2,832,551,513.14

ANNEX 2
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015

1.     Basis to prepare the financial statements

The individual mid-period financial statements have been prepared pursuant to IAS 34

- "Interim Financial Reporting" issued by the International Accounting  Standards Board ("IASB") and according to the accounting Technical Pronouncement CPC 21 - "Interim Financial Reporting", and presented in accordance with the standards approved and issued by the Brazilian Securities and Exchange Committee ("CVM"), applicable to the preparation of Quarterly Financial Statements ("ITR"). The financial statements are based on the historical cost, except for certain financial instruments measured at fair value. These financial statements are stated in Real, the Brazilian legal tender. The valid currency for the MERGED COMPANY is the Brazilian Real. The interim financial statements for the three-month period ended on March 31, 2015 were approved by the Board of Directors on October 29, 2015.

2.     Significant accounting policies

2.1.     Financial instruments

Financial assets are initially recognized at fair value when the MERGED COMPANY assumes contractual rights to receive cash or other financial assets from contracts in which it is part. Financial assets are derecognized when the rights to receive cash flows connected to the financial assets expire or when all the risks and benefits have been substantially transferred to third parties. Assets and liabilities are recognized when rights or obligations are retained in the transfer by the MERGED COMPANY. Financial liabilities are recognized when the MERGED COMPANY undertakes contractual obligations to settle in cash or when it undertakes third-parties' liabilities through a contract in which it is part. Financial liabilities are initially recognized at fair value and are derecognized when they are settled, cease to exist, or expire. Financial instruments measured at amortized cost are measured subsequently to their initial recognition at the effective interest rate. Income and expenses from interests due, monetary and exchange variation, net of estimated losses for not receiving financial assets, are recognized when incurred in the statement of income as financial income and expenses. THE MERGED COMPANY ascertains every month the loss estimates for not receiving financial assets. An estimate for loss is recognized when there is objective evidence that the MERGED COMPANY failed to receive all amounts payable on their due dates. To make such calculation, the MERGED COMPANY considers historical losses, historical statistical information, aging of receivables and  assessment of the  likelihood  of further portfolio deterioration, taking into account macroeconomic and market factors. When the collection of accounts receivable is unlikely, its book value and its corresponding loss estimate are recognized in the income statement for the period. Subsequent recoveries are recognized, if any, under the caption selling expenses in the income statement for the year.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015

2.     Significant accounting policies (continued)

2.1.     Financial instruments (continued)

(i)     Financial assets

Initial recognition and measurement

The financial assets held by the MERGED COMPANY are classified according to the purpose for which they were acquired or contracted, in the following categories: (i) financial assets at fair value through profit or loss; (ii) loans and receivables, and (iii) investments held to maturity. The MERGED COMPANY determines the classification of its financial assets at initial recognition.

Financial assets are initially recognized and measured at fair value through income and transaction costs, charged to the income statement. Loans and receivables are carried at amortized cost. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (negotiations under normal conditions) are recognized on the trade date, i.e., the date on which the MERGED COMPANY undertakes to purchase or sell such assets. The MERGED COMPANY'S financial assets include cash and cash equivalents, accounts receivable from customers, accounts receivable from related parties, and derivative financial instruments.

Subsequent Measurement

•      Financial assets at fair value through profit or loss: they represent assets acquired for purposes of realization in the short term and are measured at fair value on the date of each balance sheets. Interest rates, monetary variation, exchange variation and variations deriving from the valuation at fair value are recognized in the income statement as financial income or expenses, if any.

•      Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, they are measured using the amortized cost method of effective interest rate. Income from interests, indexation, and exchange rate variation, less impairment losses, as applicable, are recognized in the income statement whether as financial income or expenses, as incurred; and

•      Financial assets held to maturity: financial assets and liabilities that can not be classified as loans and receivables because they are quoted in an active market. In this case, such financial assets are acquired with the intent and ability to be held in portfolio until maturity. They are valued at merger cost, plus income earned against the income statement, by using the method of effective interest rate.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015

2.     Significant accounting policies (continued)

2.1.     Financial instruments (continued)

(i)     Financial assets (continued)

Derecognition of financial assets

A financial asset (or, where applicable, part of a financial asset or part of a group of similar financial assets) is derecognized upon:

•      The rights to receive cash flows expire; and

•      The MERGED COMPANY transfers its rights to receive cash flows from the assets or assumes an obligation to pay in full to a third party the cash flows received under a pass-through arrangement; and (a) the MERGED COMPANY has transferred substantially all the risks and rewards connected to the assets; or (b) the MERGED COMPANY have not  transferred nor retained substantially all the risks and connected to the assets, but it has transferred the control thereof.

In case the MERGED COMPANY assigns its rights to receive cash flows from an asset or enters into a pass-through arrangement, without having either transferred or retained substantially all the risks and rewards of the asset nor transferred controlling rights on the asset, such asset is held and recognizes a corresponding liability. The assigned asset and the corresponding liability are measured in a way so as to reflect the rights and obligations retained by the MERGED COMPANY and its subsidiaries.

Impairment losses of financial assets

On the balance sheet dates, the MERGED COMPANY checks for traces of impairment losses of any asset or group of financial assets. The impairment loss of any asset or group of financial assets is only (and exclusively) considered if there is objective evidence resulting from one or more events that occurred after the initial recognition of the asset (a 'loss event'), and in case such event may impact the estimated future cash flows of the asset or group of financial assets, which can be reliably estimated. Evidence of impairment loss may include signs that debtors (or a group of debtors) are experiencing significant financial difficulties, moratorium or default on repayment of interests or principal, probability of entering in bankruptcy or other financial reorganization and when such data indicate a measurable decrease in future cash flows, such as changes in interest rates on arrears or economic conditions that correlate with defaults.

Particularly in relation to financial assets held to maturity, the MERGED COMPANY will, first of all, check for objective evidence of impairment losses for individual financial assets

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015

2.     Significant accounting policies (continued)

2.1.     Financial instruments (continued)

(i)     Financial assets (continued)

Impairment losses of financial assets (Continued)

that are individually significant, or collectively for assets that are not individually significant. If the MERGED COMPANY determines that there is no objective evidence of impairment loss of a financial asset assessed individually - be such loss significant or not - the MERGED COMPANY then ranks it in a group of financial assets with similar credit risk characteristics, which are evaluated collectively. Assets individually assessed for impairment loss, or for which the impairment loss is (or keeps being) recognized are not included in the collective assessment of loss.

The loss amount is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses not incurred) discounted at the original effective interest rate of the financial asset. The carrying value of the asset is reduced by using an allowance account, and the amount of loss is recognized in the income statement of the fiscal year. Income from interests is recorded in the financial statements as part of financial income. In the case of loans or investments held to maturity with variable interest rate, the MERGED COMPANY and its subsidiaries measure the non-recovery based on the fair value of the instrument adopting an observable market price.

If, in a subsequent period, the amount of impairment loss is reduced and such reduction can be related objectively to an event occurring after the recognition of provision (such as an improvement in the debtor's credit rating), the reversal of impairment loss previously recognized is recognized in the income statement. In case a low is subsequently recovered, the recovery is also recognized in the income statement.

(ii)    Financial liabilities

Financial liabilities in the scope of the so-called CPC 38 (IAS 39) standard are classified as loans, financing and derivative financial instruments designated as hedging instruments in an effective hedge relationship, as appropriate. The MERGED COMPANY determines the classification of  its financial assets at initial recognition. All financial liabilities are initially recognized at fair value and, in the case of loans and financing, plus directly attributable transaction costs. Financial liabilities of the MERGED COMPANY include suppliers, loans and financing, debentures, financing for purchase of assets and derivative financial instruments.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015

2.     Significant accounting policies (continued)

2.1.     Financial instruments (continued)

(ii) Financial liabilities(continued)

SubsequentMeasurement

After initial recognition, loans and borrowings are subsequently measured at amortized cost adopting the method of effective interest rate. Gains and losses are recognized in the income statement when the liabilities are derecognized, as well as by the amortization process using the method of effective interest rate.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

When an existing financial liability is replaced by another from the same lender on terms substantially different, or the terms of an existing liability are substantially modified, such a replacement or modification is treated as derecognition of the original liability and the recognition of a new liability, and the difference between the respective carrying amounts is recognized in income.

Compensation of financial instruments

Financial assets and liabilities are offset and presented net in the financial statements if, and only if, there is the right to offset the recognized amounts and also the intention to settle them on a net basis or to realize the assets and settle the liabilities simultaneously.

2.2.     Transactions in foreign currency

Transactions in foreign currencies are initially recognized at fair value of the corresponding currencies on the date that the transaction qualifies for recognition. Monetary assets and liabilities stated in foreign currencies are translated into Brazilian Real according to the market price effective on the date of the balance sheets. Differences arising from payment or the translation of monetary items are recognized in the financial income.

2.3.     Hedge accounting

The MERGED COMPANY uses derivative financial instruments such as interest rate swaps and foreign exchange swaps. Such derivative financial instruments are initially recognized at fair value on the date the derivative contract is entered into and subsequently remeasured at fair value at each balance sheet date. Derivatives are accounted for as financial assets when fair value is positive and as liabilities when negative. Any gains or losses resulting from changes in the fair value of derivatives are recorded directly in the income statement.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015

2.    Significant accounting policies (continued)

2.3.     Hedge accounting (continued)

At the beginning of the hedging relationship, the MERGED COMPANY formally allots and registers the hedge relationship to which it wants to apply the hedge accounting, as well as its target and the risk management strategy to sign it. The documentation includes identification of the hedging instrument, the protected item or transaction, the nature of the hedged risk and how the MERGED COMPANY should assess the effectiveness of changes in the fair value of the hedging instrument in neutralizing the exposure to changes in fair value of hedged item or cash flows attributable to the hedged risk. It is expected that such hedges are highly effective in offsetting changes in fair value or cash flows, and they are continuously assessed to determine whether they actually have been highly effective over all years of financial reports for which they were intended.

For hedge accounting purposes, these are classified as fair value hedges when hedging exposure to changes in fair value of a recognized asset or liability.

They are accounted for as fair value hedges, adopting the following procedures:

•      The change in fair value of a derivative financial instrument classified as hedge interest rate is recognized as financial income. The change in fair value of the hedged item is recorded as part of the carrying value of the hedged item and is recognized in the income statement;

•      As regards fair value hedges connected to items carried at amortized cost, the adjustment to carrying value is amortized in the income statement over the remaining year until maturity. The amortization of the effective interest rate may begin as soon as an adjustment exists and shall occur at most at the time when the hedged item ceases to be adjusted for changes in fair value attributable to the hedged risk;

•      If the hedged item is derecognized, the unamortized fair value is recognized immediately in profit or loss; and

•      To calculate fair value, debts and swaps are measured using rates published in the financial market and projected to the date of maturity. The discount rate used to calculate the interpolation method of foreign currency loans is developed through the curves of DDI, clean Coupon and DI rates used and published by the Brazilian stock exchange known as BM&FBovespa, and for loans in the Brazilian legal currency the DI curve is used, which is an index disclosed by CETIP and calculated by the method of exponential interpolation.

2.4.     Cash and Cash Equivalents

Include cash, bank accounts and short-term, highly-liquid investments, readily convertible to known amounts of cash and subject to

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015

2.    Significant accounting policies (continued)

2.4.     Cash and cash equivalents (continued)

an insignificant risk of change in value, with intention and possibility of being redeemed in the short term within 90 days from the application date.

2.5.     Accounts receivable

They are registered and kept in the balance sheets at their sales figures and net of estimated losses from doubtful accounts, which is recognized based on the history of losses and risk analysis of the entire client portfolio and probability of receipt.

Accounts receivables are non-derivative financial assets with fixed payments without quotation in an active market. After initial measurement, these financial assets are subsequently measured at amortized cost using the method of effective interest rate ("EIR"), by deducting the impairment loss. Amortized cost is calculated taking into account any discounts or premiums on merger and fees or costs that compose the EIR. The EIR amortization is included in net financial income, in the income statement of the fiscal year. Expenses arising from the impairment loss are recognized in the income statement of the fiscal year.

At every closing of the balance sheets the MERGED COMPANY assesses whether the assets or groups of financial assets had an impairment loss.

Estimated losses with doubtful accounts of customers is based on a history of effective losses over the last 24 months, besides the evaluation of macroeconomic events such as unemployment and consumer confidence index, as well as the volume of overdue loans of portfolio of accounts receivable.

The receivables are deemed irrecoverable and thus they are written off the portfolio of receivables when the payment is not made after 180 days from the due date.

2.6.     Inventories

They are carried at cost or at the net realizable value, whichever is less. Acquired inventories are recorded at average cost, including storage and handling costs, to the extent that such costs are necessary to bring the stocks in its condition of sale in stores, net of rebates received from suppliers. The net realizable value is the selling price in the ordinary course of business, less estimated costs necessary to make the sale. Inventories are reduced by an allowance for losses and breakage, which are periodically reviewed and assessed for adequacy.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015

2.    Significant accounting policies (continued)

2.7.     Bonuses

Bonuses received from suppliers are measured and recognized based on contracts and agreements executed, which are recorded in income to the extent that the corresponding inventories are sold. They include agreements for volume purchasing, logistics and timely negotiations for margin restoration, reimbursement of expenses among others and are recorded as a reduction of accounts payable to their suppliers, since under agreement terms the MERGED COMPANY is entitled to liquidate liabilities with suppliers net of bonuses receivable.

2.8.     Present value adjustment of assets and liabilities

The current monetary assets and liabilities, when relevant, and long-term assets and liabilities, are adjusted to present value. The adjustment to present value is calculated taking into account contractual cash flows and the corresponding interest rate, whether explicit or implicit. Interests included in revenues, expenses and costs related to those assets and liabilities are adjusted to the appropriate recognition in accordance with the accrual basis. The adjustment to present value of sales in installments is recorded against the caption "Accounts receivable" and its realization is recorded in the "Net operating income" account, according to maturity. Other items in the balance sheet whose application of present value adjustment becomes necessary, has its counterpart in the "Financial income" section.

2.9.     Reduction to impairment of non-financial assets

The recovery test (impairment test) aims at presenting in a prudent way the actual net realizable value of an asset. Such realization can be performed directly or indirectly, respectively, through sale or the cash flows generation on use of assets in the MERGED COMPANY'S activities.

Every year the MERGED COMPANY performs the impairment test of its tangible or intangible assets or whenever there is any internal or external evidence that the asset may have an impairment loss.

The impairment of an asset is defined as the higher of fair value of the asset or the value in use of its cash generating unit (CGU), unless the asset does not generate cash inflows that are largely independent of the inputs box of other assets or groups of assets.

If the carrying amount of an asset or CGU exceeds its impairment, such asset is deemed as nonrecoverable and a provision for devaluation is created to adjust the carrying value to its impairment. In assessing the impairment, the estimated future cash flows are discounted to present value, adopting a discount rate, which is the capital cost of the CBD ("WACC"), before taxes, that reflects current assessments market about the value of money over time and specific risks of the asset.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015

2.    Significant accounting policies (continued)

2.9.     Impairment of non-financial assets (continued)

Impairment losses are recognized in the income statement in those expense categories consistent with the function of the impaired asset. The impairment loss previously recognized is reversed only if there are changes in the assumptions used to determine the recoverable amount of the asset on initial recognition or later, except in the case of goodwill that cannot be reversed in future years.

2.10.  Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation and/or impairment losses, if any. The cost includes the amount for the merger of equipment and the borrowing costs for long-term construction projects if the recognition criteria are met. When significant components of property and equipment are replaced, such components are recognized as individual assets with particular shelf lives and depreciations. Likewise, when a significant replacement is performed, its cost is recognized in the carrying amount of the equipment as a replacement, provided they meet the recognition criteria. All other repair and maintenance costs are recognized in profit or loss as incurred in the income of the fiscal year.

Asset category	Average annual depreciation rate
Buildings	2.50%
Leasehold improvements	4.41%
Machines and equipment	9.17%
IT equipment	20.93%
Software	11.81%
Facilities	7.88%
Furniture and equipment	10.21%
Vehicles	21.52%
Decoration	20.0%

Items of fixed assets, and any significant parts are written off upon they  are assigned or when there is not any expected future economic benefits derived from its use or assignment. Any gains or losses resulting from the disposal of assets are included in the income statement.

Residual values, shelf life of assets and depreciation methods are reviewed at the end of every year, and adjusted prospectively, if applicable. The MERGED COMPANY revised the shelf life of fixed and intangible assets in year 2014 and concluded that there are no changes to be carried out this fiscal year.

2.11.  Capitalized interests

Interests from loans directly attributable to the merger, construction or manufacturing of an asset that requires a substantial period of time to be finished for the intended use or sale (qualifying assets) are capitalized as part of the cost of the underlying assets during the construction phase.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015

2.    Significant accounting policies (continued)

2.11.  Capitalized interests (continued)

From the date the corresponding asset becomes effective, capitalized costs are depreciated over the estimated shelf life of such asset.

2.12.  Property investment

Investment properties are measured at historical cost (including transaction costs), net of accumulated depreciation and or impairment losses, if any.

Investment properties are written off when sold or when they cease to be used permanently and is not expected any future economic benefit from their sale. An investment property is also transferred when there is intent to sell and this case is considered as non-current assets available for sale. The difference between the net sales value and the carrying amount of the asset is recognized in the income statement in the period of derecognition.

2.13.  Intangible assets

The separately acquired intangible assets are measured at cost being upon their initial recognition, being deducted by amortization and any impairment losses. The internally generated intangible assets, excluding capitalized software development costs, are reflected in the income statement that were incurred.

Intangible assets consist mainly of software purchased from third parties, software developed for internal use, goodwill (right to use the stores), customer lists, advantageous lease agreements, profitable contracts to supply furniture and brands.

Intangible assets with a defined shelf life are amortized using the straight  line method. The period and the amortization method are reviewed at least in the end of every fiscal year. Changes in the expected shelf life or in the expected pattern of consumption of future economic benefits embodied in assets are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting assumptions.

Software development costs recognized as assets are amortized over their estimated shelf lives, which is 10 years.

Intangible assets with indefinite shelf lives are not amortized; they are rather tested for impairment in the end of each fiscal year or whenever there are signs that their carrying amount may not be recoverable, whether individually or at the level of cash generating unit. The assessment is reviewed annually to determine whether such indefinite shelf life is still valid. Otherwise, the estimated shelf life is prospectively changed from indefinite to definite.

Gains or losses, where applicable, resulting from derecognition of an intangible asset are measured as the difference between the net proceeds from the sale and

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015

2.    Significant accounting policies (continued)

2.13.  Intangible assets (continued)

the carrying amount of the asset, being recognized in the income statement of the fiscal year when the asset is written off.

2.14.  Classification of assets and liabilities as current and noncurrent

Assets (except for deferred income tax and social contribution) with intent to be realized or intended to be sold or consumed within twelve months from the balance sheets date, are classified as current assets. Liabilities (excluding deferred income tax and social contribution) with settlement expected within twelve months from the balance sheets date are classified as current liabilities. All other assets and liabilities (including deferred taxes) are classified as "non-current" assets and liabilities.

Deferred tax assets and liabilities are classified as "non-current", net per legal entity, as required by the corresponding accounting pronouncement.

2.15.  Leasing

The definition of an agreement as a lease is based on the terms of such arrangement on its inception date, that is, if compliance with such agreement depends on the use of one or more specific assets or if such arrangement conveys a right to use the asset.

The MERGED COMPANY leases equipment and commercial spaces under both cancelable and non-cancelable leases. The terms of such leases vary between 5 and 20 years.

The MERGED COMPANY as lessee

Leasing agreements that transfer to the MERGED COMPANY substantially all the risks and benefits incidental to ownership of the leased item are capitalized at the inception of the leasing at fair value of the leased property or the present value of minimum lease payments, whichever is less. Leasing payments are apportioned between finance charges and reduction of the leasing liability so as to achieve a constant interest rate on the balance of the liability. Financial costs are recognized as expenses in the fiscal year.

Leased assets are depreciated over their shelf life.  However, if there is not a reasonable certainty that the MERGED COMPANY will obtain ownership by the end of the leasing term, the asset is depreciated over its estimated shelf life or the leasing term, whichever is less; capitalization of  improvements and renovations carried out in stores are also considered.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015

2.    Significant accounting policies (continued)

2.15.  Leasing agreements (continued)

The MERGED COMPANY and its subsidiaries as lessees (continued)

The leasing agreements are classified as operating leasing when there is not any transfer of risk and benefits derived from ownership of the leased item.

Payments of leasing installments (excluding costs for services such as insurance and maintenance) classified as operating leases are recognized as expenses, according to their competence, during the term of the lease.

Contingent rents are recognized as expenses in the fiscal years in which they incur.  The MERGED COMPANY as lessor

Leasing agreements in which the MERGED COMPANY does not transfer substantially all the risks and rewards of ownership on the asset are classified as operating leasing agreements. Initial direct costs incurred in negotiating operating leasing agreements are added to the carrying value of the leased asset and recognized over the lease term on the same basis as rental income.

Contingent rents are recognized as revenue in the fiscal years in which they are earned.

2.16.  Allowances

Allowances are recognized when the MERGED COMPANY have a present (whether legal or not formalized) obligation as a result of a past event, and it is probable that an outflow of resources will be required to settle such obligation, and a reliable estimate of the obligation can be made. In cases in which the MERGED COMPANY and its subsidiaries have the expectation of repayment of all or part of the provision - for example, under an insurance contract - the reimbursement is recognized as a separate asset but only when it is virtually certain. An expense connected to any provision is recorded in the income statement of the fiscal year, net of any reimbursement. In cases of lawyers' fees on success, the MERGED COMPANY has as policy to make an allowance at the time such fees are actually incurred, i.e., when the lawsuits are finally judged, and those amounts corresponding to lawsuits not yet finished are disclosed in the notes to the financial statements.

2.17.  Dividend distribution

The distribution of dividends to the MERGED COMPANY'S shareholders is recognized as a liability in the end of the fiscal year, based on the minimum mandatory dividends as set forth in the bylaws. Any amounts exceeding such

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015

2.     Significant accounting policies (continued)

2.17.  Dividend distribution (continued)

minimum amount are only recorded on the date on which such incremental dividends are approved by the MERGED COMPANY'S shareholders.

2.18.  Revenues to be recognized

Anticipated revenues are recorded by the MERGED COMPANY as a liability by the anticipation of amounts received from trading partners for exclusivity in providing intermediary services of supplementary or extended warranties and recognized in income by submitting a proof of service that such warranties have been actually sold to with commercial partners.

2.19.  Net Worth

Equity shares are classified under net worth.

In case equity shares are acquired from the MERGED COMPANY itself (treasury shares), the payable compensation, including any directly attributable incremental costs, is deducted from net worth, and remain registered as treasury shares until the shares are canceled or relocated in the market. When such shares are subsequently relocated, any consideration received, net of any directly attributable incremental transaction costs, is included in net worth. Losses or gains resulting from the purchase, sale, issue or cancellation of instruments representing the MERGED COMPANY'S own capital are not recognized.

2.20.  Calculation of the net profit

Revenues are recognized to the extent that it is probable that the MERGED COMPANY will have economic benefits and it is possible to measure revenues reliably. Revenues are measured at fair value of the consideration received, excluding discounts, rebates and taxes or charges on sales. The MERGED COMPANY assesses its revenue-generating agreements according to specific criteria to determine whether it will act as principal or agent. The MERGED COMPANY concluded that it will act as principal in all its revenue-generating agreements, except those connected to sales of extended warranties brokerage and sale of insurance policy brokerage. Particularly in this case the MERGED COMPANY acts as agent, and the revenue is recognized on a net basis, which reflects the commission received from insurance companies.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015

3.     Related parties

3.1. Balances with Companhia Brasileira de Distribuição:
2015
Assets
Customers	1,637,320.89
Accounts receivable from related parties	1,460,381,682.37
1,462,019,003.26
Liabilities
Suppliers	40,626,099.80
Transactions
Sales	348,392,013
Purchases	4,155,184
Revenues (Expenses)	17,862,860

4.     Fixed Assets

4.1.     Impairment loss of fixed assets

In view of the negative external  indicators due to the economic downturn, the MERGED COMPANY reviewed the impairment tests performed as of December 31, 2014 with the current assumptions for the base date of September 30, 2015. The MERGED COMPANY concluded not be necessary to recognize loss for non- performance.

5.     Intangible assets

5.1.     Goodwill and intangible asset impairment tests

Goodwill and intangible assets were subjected to impairment testing on December 31, 2014,by the method described in Note No. 4 - Significant accounting policies of the financial statements as of December 31, 2014 released on February 12, 2015.

In view of the negative external  indicators due to the economic downturn, the MERGED COMPANY reviewed the impairment tests performed as of December 31, 2014 with the current assumptions for the base date of September 30, 2015. The MERGED COMPANY concluded not be necessary to recognize loss for non- performance.

ANNEX 3
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Balance Sheets as of September 30, 2015 (amounts stated in Brazilian Real - R$)

ASSETS

Current Assets Cash available	67,957,290.90
Investments with immediate liquidity	1,676,411,784.84
Customers	97,414,247.25
Accounts receivable from related parties	83,196,327.41
Third-party credit claims	147,892,222.26
Employees' credits	28,439,143.50
Recoverable taxes	124,822,407.39
Dividends receivable	57,582,053.28
Credit from suppliers	287,029,815.74
Available for sale	2,418,183.40
Inventories	2,383,996,563.06
Anticipated expenses	77,862,250.67
Financial instruments	109,394,218.14
Total current assets	5,144,416,507.84
Noncurrent Assets
Credits from subsidiaries	252,414,525.38
People's credit	53,303,762.01
Recoverable taxes	587,751,585.24
Escrow deposits with courts of law	435,747,241.32
Anticipated expenses	20,132,785.04
Other long-term credits	110,725,927.83
Financial instruments	365,899,656.93
Investments	7,810,349,746.76
Net fixed assets	6,897,390,433.21
Intangible assets	726,499,436.24
Total noncurrent assets	17,260,215,099.96
TOTAL ASSETS	22,404,631,607.80

ANNEX 3 (continued)
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Balance Sheets as of September 30, 2015 (amounts stated in Brazilian Real - R$)

LIABILITIES AND NET WORTH

Current Assets

Loans and financing	1,816,322,553.34
Suppliers	2,626,209,287.51
Tax obligations	102,525,235.77
Labor-related obligations	367,956,862.32
Obligations with related parties	1,764,607,944.26
Dividends payable	952,360.77
Other liabilities	474,630,022.86
Total current liabilities	7,153,204,266.83
Noncurrent Assets
Loans and financing	3,606,681,123.79
Taxes payable in installments	580,065,666.16
Contingencies	498,957,763.46
Tax obligations	55,095,792.09
Anticipated revenues	33,935,470.64
Financial instruments	10,519,774.19
Total noncurrent liabilities	4,785,255,590.33
TOTAL LIABILITIES	11,938,459,857.16
NET WORTH
Capital Stock	6,799,129,214.63
Capital reserves	244,446,747.17
Profits reserve	3,500,740,207.10
Adjustment reserves	(78,144,418.26)
TOTAL NET WORTH	10,466,171,750.64
TOTAL LIABILITIES AND NET WORTH	22,404,631,607.80

ANNEX 4
SÉ SUPERMERCADOS LTDA. Balances held with the MERGED COMPANY as of September 30, 2015 (amounts stated in Brazilian Real - R$)

		Assets	Liabilities

Accounts receivable	Current Assets 1,637,320.89	Noncurrent Assets	Current Assets
Receivables from parent company Suppliers Obligations with related parties	- - -	1,460,438,332.04 - -	- - 40,727,466.37
	1,637,320.89	1,460,438,332.04	40,727,466.37

ANNEX 5
COMPANHIABRASILEIRADEDISTRIBUIÇÃO Financialpositionafter themerger (amounts stated in Brazilian Real - R$)

	CBD	Sé Supermercados	Debts	Credits	Balance after merger
ASSETS
Current Assets Cash available	67,957,290.90	1,696,624.80			69,653,915.70
Investments with immediate liquidity	1,676,411,784.84	76,934,188.01			1,753,345,972.85
Customers	97,414,247.25	4,771,512.70			102,185,759.95
Accounts receivable from related parties	83,196,327.41	1,640,848.03		42,364,787.26	42,472,388.18
Third-party credit claims	147,892,222.26	10,785,312.04			158,677,534.30
Employees' credits	28,439,143.50	910,030.38			29,349,173.88
Recoverable taxes	124,822,407.39	10,890,587.13			135,712,994.52
Dividends receivable	57,582,053.28	34,195,396.15			91,777,449.43
Credit from suppliers	287,029,815.74	587,946.89			287,617,762.63
Available for sale	2,418,183.40		-		2,418,183.40
Inventories	2,383,996,563.06	56,814,111.76			2,440,810,674.82
Anticipated expenses	77,862,250.67	2,366,454.29			80,228,704.96
Financial instruments	109,394,218.14		-		109,394,218.14
Total current assets	5,144,416,507.84	201,593,012.18			5,303,644,732.76
Noncurrent Assets
Subsidiaries' credit	252,414,525.38	2,391,766,560.47		1,460,606,126.03	1,183,574,959.82
People's credit	53,303,762.01	11,954.81			53,315,716.82
Recoverable taxes	587,751,585.24	1,585,839.34			589,337,424.58
Escrow deposits with courts of law	435,747,241.32	2,361,338.98			438,108,580.30
Anticipated expenses	20,132,785.04		-		20,132,785.04
Other long-term credits	110,725,927.83	134,094.69			110,860,022.52
Financial instruments	365,899,656.93		-		365,899,656.93
Investments	7,810,349,746.76		(0.01)	2,713,030,406.64	5,097,319,340.11
Net fixed assets	6,897,390,433.21	232,118,712.68			7,129,509,145.89
Intangible assets	726,499,436.24	2,980,000.00			729,479,436.24
Total noncurrent assets	17,260,215,099.96	2,630,958,500.96			15,717,537,068.25
TOTAL ASSETS	22,404,631,607.80	2,832,551,513.14			21,021,181,801.01

ANNEX 5 (continued)
COMPANHIABRASILEIRADEDISTRIBUIÇÃO Financialpositionafter themerger (amounts stated in Brazilian Real - R$)

			Adjust
	CBD	Sé Supermercados	Debts	Credits	Balance after menger
LIABILITIESANDNET WORTH
LIABILITIES
Current Assets
Loans and financing	1,816,322,553.34	7,088,171.75			1,823,410,725.09
Suppliers	2,626,209,287.51	64,425,683.99		42,364,787.26	2,648,270,184.24
Tax obligations	102,525,235.77	8,861,662.48			111,386,898.25
Labor-related obligations	367,956,862.32	8,492,667.53			376,449,529.85
Obligations with related parties	1,764,607,944.26	235,347.58		1,460,606,126.03	304,237,165.81
Dividends payable	952,360.77			-	952,360.77
Other liabilities	474,630,022.86	3,120,306.09			477,750,328.95
Total current liabilities	7,153,204,266.83	92,223,839.42			5,742,457,192.96
Noncurrent Assets
Loans and financing	3,606,681,123.79	21,432,466.05	3,628,113,589.84
Taxes payable in installments	580,065,666.16	-	580,065,666.16
Contingencies	498,957,763.46	5,565,981.45	504,523,744.91
Tax obligations	55,095,792.09	-	55,095,792.09
Anticipated revenues	33,935,470.64	-	33,935,470.64
Financial instruments	10,519,774.19	298,819.58	10,818,593.77
Total non-current liabilities	4,785,255,590.33	27,297,267.08	4,812,552,857.41
TOTALLIABILITIES	11,938,459,857.16	119,521,106.50			10,555,010,050.37
NET WORTH
CapitalStock	6,799,129,214.63	1,444,141,752.09	1,444,141,752.09		6,799,129,214.63
Capital reserves	244,446,747.17	319,250,542.37	319,250,542.37		244,446,747.17
Profits reserve	3,500,740,207.10	949,638,112.18	949,638,112.18		3,500,740,207.10
Adjustment reserves	(78,144,418.26)	-			(78,144,418.26)
TOTALNET WORTH	10,466,171,750.64	2,713,030,406.64			10,466,171,750.64
TOTALLIABILITIESANDNETWORTH	22,404,631,607.80	2,832,551,513.14	4,216,001,319.93	4,216,001,319.93	21,021,181,801.01

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 7, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.